DLA Piper US LLP
1251 Avenue of the Americas, 26th Floor New York, New York 10020-1104
www.dlapiper.com

June 2, 2009

Mr. Jay Webb

Accounting Reviewer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	AuthenTec, Inc.
Form 10-K for the Fiscal-Year ended January 2, 2009
Filed March 18, 2009
File No. 001-33552

Dear Mr. Webb:

On behalf of AuthenTec, Inc. (the “Company”), we hereby submit to you the following responses to the Staff’s comment letter dated May 18, 2009.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the May 18, 2009 comment letter, followed by the Company’s responses to the Staff’s comments.

Form 10-K for the Fiscal Year ended January 2, 2009

Item 6. Selected Consolidated Financial Data, page 26

1. Please revise future filings to remove the sub-total of stock-based compensation charges included as a footnote on the face of your selected financial data. Refer to the guidance at SAB Topic 14-F.

Response: The Company notes the Staff’s comment and will comply in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 28

Fiscal 2008 Compared to Fiscal 2007, page 33

2. We note that your discussion of the significant changes in revenues and costs and expenses does not quantify the specific reasons for material changes in the line items in the

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financial statements. In future filings, each significant factor that contributed to the changes, including offsetting factors, should be separately quantified. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, in future filings separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Company notes the Staff’s comment and will comply in future filings.

Note 1. Description of Business and Summary Significant Accounting Policies, page 45

Cash, Cash Equivalents and Investments, page 46

3. We see that during the year-ended January 2, 2009, you transferred approximately $34.5 million of investments from held-to-maturity to available-for-sale. As proscribed in paragraph 22 of SFAS 115, transfers from held-to-maturity category should be rare in occurrence. Accordingly, please describe for us in greater detail the change in circumstances, as identified in paragraphs 8(a)-8(f) of SFAS 115, which accompanied this transfer. Please be as detailed as possible when explaining your accounting conclusions.

Response: As noted in the response to Comment No. 4 below, in the first quarter of 2008 we sold $4.3 million of investments which were classified as held-to-maturity as of December 28, 2007. In connection with the sale of these investments, the Company considered whether such action met the requirements of SFAS 115, paragraph 8 (a)-(f) or could be construed to be “other events that are isolated, nonrecurring, and unusual for reporting enterprises that could not have been reasonably anticipated,” that would allow for continued classification of the held-to-maturity investments under their original classification.

Although there were unprecedented events which drove the decision to sell these investments, the Company determined that the sales of these investments during the week of March 24, 2008 did not meet the criteria outlined in SFAS 115, paragraph 8 that would allow for continued classification of other held-to-maturity investments under their original classification. The $4.3 million of early redemptions represented 16% of investments classified as held-to-maturity at December 28, 2007 and thus it was concluded that these early redemptions were more than an immaterial contradiction to the asserted intent to hold under the specifications of SFAS 115, paragraph 8 or 11 and was considered a “tainting event.” As of March 28, 2008, the Company reclassified the remaining $34.5 million of held-to-maturity investments to available-for-sale accounting as a transfer in accordance with SFAS 115, paragraph 15. For further information regarding the $4.3 million investment liquidation, please see response to Comment No. 4.

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4. In a related matter, we see you indicate during the year ended January 2, 2009 (and before you reclassified any investments to the available-for-sale category) you redeemed $4.3 million of investments classified as held-to-maturity at December 28, 2007. Please specifically tell us why you redeemed such investments and how the redemption impacts your accounting conclusions as to the classification of your investments at December 28, 2007 under SFAS 115.

Response: As described in the Company’s form 10-K for fiscal 2008, Footnote 1, “Cash, Cash Equivalents and Investments”:

“Due to lack of liquidity in the auction rate securities market and the instability in various financial markets experienced in the beginning of 2008, we decided to reevaluate our investment strategies. Although we had a positive intent and ability to hold our held-to-maturity investments at the time of their purchase, during the quarter ended March 28, 2008, we redeemed some of our held-to-maturity investments prior to their maturity in order to balance our investments portfolio. Even though we consider the environment at the time of the decision to sell these securities to be unprecedented, we have reclassified all of our remaining held-to-maturity investments to available-for-sale and reported unrealized gains (losses) in other comprehensive income (loss) at January 2, 2009.”

As of December 28, 2007, the Company had the intent and ability to hold investments that were classified as held-to-maturity. However, there were several unprecedented events in the financial markets which occurred during the fiscal quarter ended March 28, 2008, which impacted the Company’s original intent to hold all investments until maturity. On March 24, 2008, the Company instructed its cash management firm to liquidate $4.3 million of its investment portfolio. The decision to sell the investments took place during a month of extreme volatility and turmoil in the financial markets, as further described below, which would not have been reasonably anticipated by the Company as of December 28, 2007:

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In mid-February 2008, the auction rate securities (“ARS”) market became severely disrupted with the majority of auctions failing. These ARS had previously been redeemable at auctions every seven to 28 days depending on the security. In March, as auctions continued to fail, it became clear to the Company that a large portion of its investments had become illiquid (approximately $15.6M or 25% of total investments held at the time).

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In mid-March 2008, the financial markets were further disrupted by the news of Bear Stearns’ potential bankruptcy and the U.S. Government assisted merger. The perception from this event was that the financial markets were potentially at the brink of failure driven by lack of confidence in the investment community, growing concerns of a recession, sub-prime mortgage crisis, and the other well-known events occurring in the U.S. and global economy at the time.

The Company’s investments classified as held-to-maturity were primarily notes issued by banking and financial institutions, the very market where most of the turmoil was concentrated, and the financial arms of industrial corporations and insurance companies, where there was also concern of the spillover associated with the financial meltdown. Considering these factors, the Company determined that it would be prudent to liquidate a portion of its notes in order to increase its liquidity and reduce the duration of its portfolio.

Accordingly, management considered the change in market conditions and the impact on the Company’s investment strategy, along with assessing the impact of the sale of the securities in consideration of SFAS 115, paragraph 8, (as discussed above in comment No. 3) and determined that it was appropriate to change the investment classifications for the remaining investments from held-to-maturity to available-for-sale as of March 28, 2008.

Form 8-K filed May 12, 2009

5. We note that you present your non-GAAP measures in the form of an adjusted income statement. This format may be confusing to investors as it reflects several non-GAAP measures, including (and not necessarily limited to) non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP gross margin percentage, non-GAAP research and development, non-GAAP selling and marketing, non-GAAP general and administrative, non-GAAP total operating expenses, non-GAAP operating income (loss), non-GAAP other income (expense), non-GAAP net income (loss), non-GAAP net income (loss) per basic share and non-GAAP net income (loss) per diluted share for both the three month periods ended April 3, 2009 and March 28, 2008 which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

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To eliminate investor confusion, please remove the non-GAAP income statement format from all future filings and instead disclose only those non-GAAP measures specifically used by management that you wish to highlight for investors, with the appropriate reconciliations.

Response: The Company notes the Staff’s comment and will comply in future filings.

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Please note that in the event your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Response: The Company notes the Staff’s comment.

6. Additionally, we note throughout your press release, you have consistently identified and discussed the non-GAAP measures before addressing the changes in the GAAP measures. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Please revise your discussions in all future filings to fully comply with the requirements of Item 10.

Response: The Company notes the Staff’s comment and will comply in future filings.

The Company also acknowledges and has asked us to confirm to you that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4831 or Tony Saur at (212) 335-4688.

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Very truly yours,

/s/ John E. Depke
John E. Depke

cc:	Gary Larsen
Katy Henry
Tony Saur
Michelle Pironti